No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(c) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1
 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 57(a)(2) AND 57(a)(4) OF THE ACT AND
RULE 17d-l UNDER THE ACT

CAPITAL SOUTHWEST CORPORATION
CAPITAL SOUTHWEST VENTURE CORPORATION
CAPITAL SOUTHWEST MANAGEMENT CORPORATION
CSWC NEWCO CORP.

5400 Lyndon B. Johnson Freeway, Suite 1300
Dallas, Texas 75240

All Communications, Notices and Orders to:
Joseph B. Armes
President and Chief Executive Officer
Capital Southwest Corporation
5400 Lyndon B. Johnson Freeway, Suite 1300
Dallas, Texas 75240

Copy to:

Cynthia M. Krus, Esq.
Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
700 6th Street, NW
Washington, DC 20001

December 2, 2014

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

CAPITAL SOUTHWEST CORPORATION

CAPITAL SOUTHWEST VENTURE CORPORATION

CAPITAL SOUTHWEST MANAGEMENT CORPORATION

CSWC NEWCO CORP.

5400 Lyndon B. Johnson Freeway, Suite 1300
Dallas, Texas 75240
(972) 233-8242
File No. 812-
Investment Company Act of 1940, as amended

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

APPLICATION FOR AN
ORDER PURSUANT TO
SECTIONS 57(c) AND 57(i)
OF THE INVESTMENT
COMPANY ACT OF 1940
AND RULE 17d-1
UNDER THE ACT TO
PERMIT CERTAIN JOINT
TRANSACTIONS
OTHERWISE PROHIBITED
BY SECTIONS 57(a)(2) AND
57(a)(4) OF THE ACT AND
RULE 17d-l UNDER THE ACT

INTRODUCTION

The following entities hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 57(c) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that may otherwise be prohibited by either or both of Sections 57(a)(2) and 57(a)(4) of the Act:

•	Capital Southwest Corporation ("Capital Southwest")

1 Unless otherwise indicated, all section references herein are to the Act.

2 Unless otherwise indicated, all rule references herein are to rules under the Act.

•	Capital Southwest Venture Corporation (“CSVC” and together with Capital Southwest, the “Company”)

•	Capital Southwest Management Corporation ("CSMC"), and

•	CSWC Newco Corp. (“Newco,” and together with the Company and CSMC, the “Applicants”).

As discussed more fully below, the Applicants request the Order to the extent necessary permit the Applicants to complete the Proposed Transaction (as defined below).

I.  APPLICANTS

a.	The Company

Capital Southwest is an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company3 (“BDC”) under the Act.  Capital Southwest’s wholly owned subsidiary, CSVC, is licensed as a small business investment company (“SBIC”) under the Small Business Investment Act of 1958.

Capital Southwest is a Texas corporation incorporated on April 19, 1961. Until September 1969, it operated as a licensee under the Small Business Investment Act of 1958. At that time, it transferred certain assets and its SBIC license to CSVC.  CSVC is a closed-end, non-diversified investment company registered under the Act.  Prior to March 30, 1988, Capital Southwest was registered as a closed-end, non-diversified investment company under the Act.  On that date, it elected to become regulated as a BDC subject to the provisions of the Act.

The Company’s investment objective has been to achieve capital appreciation through long-term investments in businesses believed to have favorable growth potential.  The Company’s investments have been focused on growth capital and acquisitions in a broad range of industry segments.  The Company’s investments often include securities which do not yield interest and are subject to legal or contractual restrictions on resale, which restrictions adversely affect the liquidity and marketability of such securities.

3 Section 2(a)(48) defines a business development company to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

As of September 30, 2014, the Company had a portfolio of investments with an approximate cost of $76 million and an approximate fair value of $616 million, as set forth in the schedule of investments attached as an exhibit hereto. The Company makes available significant managerial assistance to the companies in which it invests.

The Company currently has a seven member board of directors, of whom two are considered to be "interested persons" of the Company within the meaning of Section 2(a)(19) of the Act and five are not "interested persons" (the "Non-interested Directors").  The officers of the Company are Joseph B. Armes, Chairman of the board of directors, President, and Chief Executive Officer (“CEO”), Kelly Tacke, Senior Vice President, Chief Financial Officer, Chief Compliance Officer, Secretary and Treasurer, and Bowen S. Diehl, Senior Vice President and Chief Investment Officer.  The Company trades on the NASDAQ Global Select Market under the symbol "CSWC."  As of November 5, 2014, there were 15,541,832 shares of the Company’s common stock issued and outstanding.4

b.	CSMC

CSMC, a wholly-owned subsidiary of the Company, is the management company for the Company. CSMC generally incurs all normal operating and administrative expenses, including, but not limited to, salaries5 and related benefits,6 rent, equipment and other administrative costs required for its day-to-day operations.  The Company consolidates the portfolio of CSVC and CSMC in its consolidated financial statements.

4 On April 15, 2013, the Company’s board of directors approved a four-for-one stock split to be effected in the form of a dividend to shareholders and an amendment to the Company’s Articles of Incorporation to increase the authorized common stock of the Company from 5,000,000 shares to 25,000,000.  The stock split and amendment to the Articles of Incorporation were submitted for approval to the Company’s stockholders, who approved both actions on July 15, 2013.

5The Company maintains several compensation programs that are intended to incentivize its management team, including restricted stock programs and bonus awards. The Compensation Committee of the Company makes a determination regarding the appropriate amount of awards for the management team, especially to reward management team members for value creation. On August 28, 2014 (the “Grant Date”), the Company adopted an executive compensation plan consisting of nonqualified stock option, restricted stock and cash incentive awards intended to align the compensation of the Company’s executive officers with the Company’s key strategic objective of increasing the market value of the Company’s shares through a transformative transaction (e.g., a spinoff to the Company’s shareholders of one or more wholly-owned subsidiaries of the Company, a going private transaction or leveraged recapitalization of the Company, or a termination of the Company’s regulated investment company status) for the benefit of the Company’s shareholders. Under the plan, Mr. Armes, Ms. Tacke, and Mr. Diehl will receive a payout under the awards equal to six percent of the aggregate appreciation in the Company’s share price from the Grant Date (using a base price of $36.16 per share) to the date of the transformative transaction.  The value accretion will include the value of any distributions to the Company shareholders, including any capital stock spun-off to the Company shareholders.  As to any payout up to $22.5 million, one-third of the payout will be allocated to each such officer, with any payout in excess of $22.5 million to be allocated as follows: Mr. Armes-- 50%, Ms. Tacke--25% and Mr. Diehl--25%. See Capital Southwest, Current Report (Form 8-K) (Aug. 28, 2014).

6 CSMC sponsors a qualified defined benefit pension plan which covers its employees and employees of certain of its wholly owned portfolio companies.

CSMC employs the Company’s investment and portfolio management professionals who are responsible for making investment decisions for the Company (collectively, the “management team”).  The management team is subject to the oversight of the board of directors of the Company. CSMC receives a monthly fixed fee from certain of the portfolio companies for the management services it provides.

c.	NewCo

NewCo is intended to be organized under the laws of the State of Delaware as a C-Corporation.  NewCo will operate as an industrial holding company for the Transfer Assets, as defined below.  The Transfer Assets will comprise the primary business and operations of NewCo.  NewCo does not, however, intend to otherwise commence operations unless and until the relief requested herein is granted and the transactions permitted by such relief have been effected.

The board of directors of NewCo is not expected to overlap with the Company, with the exception of Mr. Armes serving as Chairman of NewCo’s board of directors.  Mr. Armes will recuse himself from voting on the Proposed Transaction.  After the Proposed Transaction is completed, Mr. Diehl will become the CEO of the Company and Mr. Armes will become the CEO of NewCo. As a result, the officers of NewCo will not overlap with the officers of the Company subsequent to the consummation of the Proposed Transaction.

II.  THE PROPOSED TRANSACTION

Applicants are planning to complete a series of transactions in which the Company (i) has formed a new holding company organized under the laws of Delaware as a C-Corporation, which would briefly become a subsidiary of the Company (“NewCo”), (ii) would transfer assets consisting of the BDC’s ownership interest in four portfolio companies, representing 67% of its portfolio, that it controls (within the meaning of the Act) and cash, in an amount not to exceed 50% of the total cash of the Company (the “Transfer Assets”), (iii) would distribute to the shareholders of the Company the securities of NewCo (“spin-off”), (iv) would operate NewCo as an industrial holding company that owns majority owned subsidiaries and that will not be considered an investment company under Section 3(a) of the Act, and (v) would continue to operate the Company as an internally managed BDC (the transaction contemplated by items (i) – (v) is referred to as the “Proposed Transaction”).

a.	Details of Transaction

It is proposed that the Company be divided into two separate companies through the Proposed Transaction. For that purpose, NewCo has been incorporated under the laws of Delaware.  Subsequently, the Company will transfer to NewCo the Transfer Assets, in exchange for all of the common stock of NewCo.  Thus, at the moment of such transfer, NewCo will be a holding company and a wholly-owned subsidiary of the Company.

The net asset value per share of NewCo’s common stock will be based on the fair value of the Transfer Assets.  Immediately following such transfer, in a virtually simultaneous transaction, the Company will make a pro rata distribution of the NewCo common stock to the Company’s shareholders. Each shareholder will receive common shares of NewCo in the same proportion of common shares of the Company held by that shareholder on the day of the distribution.

Immediately following the above Proposed Transaction, existing shareholders of the Company will, in effect, own the exact same portfolio securities as they did before, except that such ownership would be represented by shares in two separate entities, rather than solely by shares in the Company. Thus, the underlying investments of such shareholders will not change by virtue of the Proposed Transaction.

The Proposed Transaction is contemplated by the Company as a way to unlock shareholder value.  As a result of the growth of some of the control investments previously made by the Company, the Company’s investment portfolio is currently composed of a larger amount of control positions than other types of debt or equity positions.  As of September 30, 2014, 67% of the Company’s investments were in companies that were more than 25% owned, and 67% of the Company’s investments were made up of the Transfer Assets.  Because of the Company’s reliance on the market value exception to meet certain of the various quarterly regulated investment company (“RIC”) asset diversification tests prescribed under Section 851(b)(3) of the Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), the Company cannot make new control investments, or make follow-on investments in controlled companies, thereby limiting growth.  The Proposed Transaction would allow the Company’s shareholders to continue to benefit from ownership in the Transfer Assets through NewCo.  The Company acquired these assets in 1967, 1979, 1983 and 2010, respectively, for a cost of $52,600, $2,000,0007, $624,920 and $4,703,619.  As of September 30, 2014, these investments have appreciated in value 5,496x, 46x, 8x and 2x, respectively, compared to the cost of acquiring the investments. Upon completion of the Proposed Transaction, NewCo would be able to grow by accessing additional capital without tax or regulatory limitations.

7 The Company invested $1,600,000 and RectorSeal (as defined herein) invested $400,000.

Because NewCo will not have to limit its operations to conform to RIC diversification regulations, shareholders will receive the benefit of a structure which permits strong growth opportunities of NewCo’s operations.  Additionally, shareholders will continue to benefit from the appreciation in value of the Transfer Assets in the NewCo structure.  Furthermore, the Company will be able to make investments without relying on exceptions from the RIC diversification requirements and will have more flexibility to invest in both debt and equity positions going forward. This will allow both NewCo and the Company to grow without regulatory or tax restrictions.

In order to protect its shareholders, the Company will take the following corporate governance measures to ensure that the Proposed Transaction is undertaken upon favorable terms to the Company’s and NewCo’s shareholders:

•	The independent members of the board of directors of the Company will be required to approve the Proposed Transaction and the value of the Transfer Assets;

•	The board of directors of NewCo, will be composed of directors who are not board members of, and are independent from, the Company, except for Mr. Armes, who currently is the Chairman and CEO of the Company. After the Proposed Transaction, Mr. Armes will remain on the board of directors of the Company and Mr. Diehl will become the CEO of the Company. A majority of the NewCo board of directors will be independent of NewCo. The board of directors of NewCo also will be required to approve the Proposed Transaction and Mr. Armes will recuse himself from such vote; and

•	The Company will submit the Proposed Transaction to shareholders for their approval and the proxy materials delivered to the Company’s shareholders will explain the nature of the Proposed Transaction and the consequences thereof.

The Applicants will not rely on the Order requested in this Application to complete the Proposed Transaction until the measures described above are completed.  The expenses with respect to the proposal will be allocated fairly between NewCo and the Company. The Company will bear the costs of obtaining shareholder and regulatory approval and other transaction related costs. NewCo will bear the costs of its organization and any compliance with the federal securities laws and state “blue-sky” laws. Costs that fall into both categories will be allocated according to each company’s net assets, after giving effect to the transfer.

The organization and spin-off of NewCo also will not have any material adverse tax consequences on the Company or its shareholders.  Following the Proposed Transaction, it is expected that the Company will continue to operate so as to qualify as a BDC and a RIC and will not need to rely on the market value exception under the Code.  NewCo will not be a BDC and will not be eligible to elect to be treated as a RIC for tax purposes and will instead be taxed as an ordinary corporation after the Proposed Transaction.

b.	Transfer Assets

The Company intends to transfer assets consisting of four portfolio companies, along with cash, as noted above, representing 67% of its portfolio, each of which is a controlled investment within the meaning of the Act.  The Company acquired these assets in 1967, 1979, 1983 and 2010, respectively, for a cost of $52,600, $2,000,0008, $624,920 and $4,703,619.  As of September 30, 2014, these investments have appreciated in value 5,496x, 46x, 8x and 2x, respectively, compared to the cost of acquiring the investments.  A brief description of these assets follows.

The Company owns 100% of The RectorSeal Corporation (“RectorSeal”).  Headquartered in Houston, Texas, RectorSeal manufactures specialty chemical products including pipe thread sealants, fire stop sealants, plastic cements and other related products designed for professional tradesmen.  These products are distributed exclusively through an extensive wholesale distribution network serving the plumbing, industrial, HVAC-Refrigeration, construction, electrical, and hardware market places.  RectorSeal also owns 20% of the Whitmore Manufacturing Company, a control portfolio company of the Company discussed below.  As of September 30, 2014, the cost of the investment in RectorSeal was $52,600 and the value was $311,400,000.  The board of directors of RectorSeal is currently composed of five directors, two of which are Company representatives (including Mr. Armes), and two of which are representatives of RectorSeal.  Following the Proposed Transaction, each director who is a representative of the Company would resign from his or her position as director.

8 The Company invested $1,600,000 and RectorSeal (as defined herein) invested $400,000.

The Company owns 80% of the Whitmore Manufacturing Company, which consists of Whitmore Mining, Whitmore Rail, Whitmore Industrial, QHI Rail, Air Sentry, Oil Safe and KATS Coatings (collectively referred to as “Whitmore”), headquartered in Rockwall, Texas.  Whitmore creates component protection technology through the manufacturing of specialized lubricants, rail equipment, coatings, sealants, and contamination control solutions with broad product application for a variety of industries on a global basis.  The Whitmore family of products and services are sold around the world through a service intensive distribution network committed to technical support and total customer satisfaction.  The Rockwall, Texas facility includes a fully integrated manufacturing plant, research center, training facilities, and corporate offices.  As of September 30, 2014, the cost of the common stock investment in Whitmore was $2,000,000 and the value was $111,700,000.  The board of directors of Whitmore is currently composed of five directors, two of which are Company representatives (including Mr. Armes) and one of which is a representative of Whitmore.  Following the Proposed Transaction, each director who is a representative of the Company would resign from his or her position as director.

The Company owns 95.7% of Balco, Inc. (“Balco”). Balco designs and manufactures innovative products specified by architects for use in the construction and remodeling of educational facilities, commercial and industrial buildings, airports, hotels, hospitals, parking garages and high-end residential condominiums. The Company’s products include a line of high quality, standard and custom-engineered expansion joint covers, floor grids & mats, stair nosings, grates and frames and access covers. As of September 30, 2014, the cost of the common stock investment in Balco was $624,920 and the value was $4,800,000.  The board of directors of Balco is currently composed of 2 directors, 1 of which is a Company representative and 1 of which is a representative of Balco. Following the Proposed Transaction, the Company representative will resign from his position as director.

The Company owns 100% of CapStar Holdings Corporation (“CapStar”). CapStar was incorporated in Nevada, on May 3, 2010 to acquire, hold, and manage certain real estate and other assets. The primary business objective is the facilitation of transactions and appreciation of real estate investments in a tax efficient manner, within the Company’s portfolio.   As of September 30, 2014, the cost of the common stock and preferred stock investments in CapStar was $4,703,619 and the total value was $7,428,000.  The board of directors of CapStar is currently composed of Ray Schwertner, Mr. Armes and Ms. Tacke, all of whom are Company representatives. Following the Proposed Transaction, each director who is a representative of the Company would resign from his or her position as director.

The management teams of each of RectorSeal, Whitmore and Balco are separate from the management team of the Company; no investment professional of the Company is part of the management team of RectorSeal, Whitmore or Balco.  The management teams of RectorSeal, Whitmore and Balco will not change as a result of the Proposed Transaction.

The Transfer Assets also consist of cash, in an amount not to exceed 50% of the total cash of the Company. This cash will be used for NewCo’s general corporate purposes.

c.	Tax Status

The Company has historically maintained and continues to maintain its election to be treated as RICs, as the term is defined within Subchapter M of the Code.  The Company is subject to various quarterly RIC asset diversification tests prescribed under Section 851(b)(3) of the Code.  In satisfying these diversification tests, the Company must rely upon an exception from such compliance afforded by Section 851(d)(1) of the Code where a compliance discrepancy results solely from changes in the market value of the measured issuer’s securities.  Under this rule,

“[a] corporation which meets the requirements of … [Section 851(b)(3) and (c) of the Code] … at the close of any quarter shall not lose its status as a regulated investment company because of discrepancy during a subsequent quarter between the value of its various investments and such requirements unless such discrepancy exists immediately after the acquisition of such security or other property and is wholly or partly the result of the acquisition.”

Under this rule, the Company as a RIC will not be considered to have violated Section 851(b)(3) of the Code because of a fluctuation in the value of its assets, unless it has acquired an asset that would contribute to the violation of the RIC asset diversification requirements under Section 851(b)(3) of the Code.

Because of its need to rely on Section 851(d)(1) of the Code, the Company has been severely restricted in its ability to deploy capital to certain portfolio companies since any such additional capital provided to a portfolio company generally would constitute the acquisition of the securities of such portfolio company that would exacerbate its noncompliance with the RIC diversification requirements.  In addition, the Company cannot make new control investments, since such investments would also further exacerbate its noncompliance with the RIC diversification requirements.  If the Company were to make either type of these acquisitions, the Company would no longer be eligible to rely on the market value exception of Section 851(d)(1) and would most likely cease to qualify as a RIC.  The Proposed Transaction would allow the Company’s shareholders to continue to benefit from ownership of the Transfer Assets as well as allowing the Company to have greater flexibility to make new investments. As a result, undergoing the Proposed Transaction would mean that the Company would no longer need to rely on the market value exception of Section 851(d)(1).  In addition, it would allow the shareholders to continue to own a portion of the portfolio investments in an entity that will remain a RIC and that would have less difficulty maintaining RIC compliance based on the nature of its portfolio investments. The Company’s current portfolio effectively limits its ability to continue to deploy capital and provide attractive returns to its shareholders.

III.  RELIEF REQUESTED

Applicants hereby request an Order pursuant to (i) Section 57(c), granting an exemption from Section 57(a)(2), and (ii) Rule 17d-1, as made applicable to BDCs by Section 57(i), granting an exemption from Section 57(a)(4), to the extent necessary to permit the Applicants to complete the Proposed Transaction.

a.	Section 57(b) and Rule 57b-1

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(2) and (a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; and (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

b.	Section 57(a)(2)

Section 57(a)(2) of the Act provides that it shall be unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, to purchase from such BDC, or from a company controlled by such BDC, any securities or other property except for securities of which the seller is the issuer.

In order to determine that the Proposed Transaction is prohibited by Section 57(a)(2), the Commission staff would have to conclude that NewCo is a 57(b) person of the Company.  The Company does not believe that NewCo should be viewed as a 57(b) person for purposes of Section 57(a)(2).  The fact that, for however brief a period, the Company will own 100 percent of NewCo’s voting securities, does not raise an issue under the Act because pursuant to Rule 57b-1 (as described above) the provisions of Section 57(a) do not apply to any person solely because that person is directly or indirectly controlled by a BDC.

The Company believes that the only way NewCo may be viewed as a 57(b) person of the Company is to the extent that the Commission staff considers that at the moment of the spin-off and thereafter, the Company and NewCo could be deemed to be under common control because Mr. Armes serves as CEO and Chairman of the board of directors of the Company and will serve as CEO and Chairman of the board of directors of NewCo.9  The Company believes that at the time of the sale, however, NewCo would not be a Section 57(b) person.  The Company also believes that even though Mr. Armes will serve as Chairman of the board of directors of both the Company and NewCo, and CEO of NewCo, he does not control either entity as both entities will have other distinct officers who make investment decisions on behalf of each entity.  In addition each entity is intended to have a distinct board of directors, with Mr. Armes being the only member that overlaps.  However, Mr. Armes will recuse himself from voting to approve the Proposed Transaction.

The Commission has not adopted any rules expressly under Section 57(a)(2), however, Section 57(i) provides that the rules under Section 17(a) applicable to registered closed-end investment companies are, in the interim, deemed to apply to transactions subject to Section 57(a).  The Proposed Transaction should be exempted from Section 57(a)(2) of the Act to the extent that one of the Rules adopted under Section 17(a) applies to the Proposed Transaction.

Although Rule 17a-5 would seem to state that a pro rata distribution of securities is not a prohibited “purchase” under Section 57(a)(2), the Commission staff, in Chicago Milwaukee, (as discussed below) questioned the applicability of the Rule to a similar spin-off.10 In light of the potential applicability of Section 57(a)(2) and the uncertainty of any available exemption under Rule 17a-5, the Applicants are requesting the Order to permit them to complete the Proposed Transaction.

9 After the Proposed Transaction, Mr. Armes will remain on the board of directors of the Company and Mr. Diehl will become the CEO of the Company.

10 Rule 17a-5 states that “[w]hen a company makes a pro rata distribution in cash or in kind among its common stockholders without giving any election to any stockholder as to the specific assets which such stockholder shall receive, such distribution shall not be deemed to involve a sale to or a purchase from such distributing company as those terms are used in Section 17(a) of the [Investment Company] Act.”

c.	Section 57(a)(4) and Rule 17d-1

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by such BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1 prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC or a company controlled by such BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC or controlled company in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

IV.  JUSTIFICATION FOR THE REQUESTED RELIEF

a.	Statutory Standards

The Company submits that granting the exemptive relief described herein would meet all applicable statutory standards. Set forth below is a discussion of each section of the Act relevant to the relief discussed in this application for exemptive relief.

i.	Section 57(a)(2)

The Company is requesting an Order pursuant to Section 57(c) of the Act from the provisions of Section 57(a)(2) in order to permit the Company to effect the above Proposed Transaction. Section 57(c) authorizes the Commission to issue such an exemptive order if three conditions are met:

(1)            the terms of the Proposed Transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the BDC or its shareholders or partners on the part of any person concerned;

(2)            the Proposed Transaction is consistent with the policy of the BDC, as recited in the filings made by such company with the Commission under the Securities Act of 1933, its registration statement and reports filed under the Securities Exchange Act of 1934, and its reports to shareholders or partners; and

(3)            the Proposed Transaction is consistent with the general purposes of the Act.

The Company submits that the Proposed Transaction satisfies the above conditions.

The Proposed Transaction is appropriate in the public interest in that, as explained above in connection with the description of the proposal, it is intended to result in a benefit to the Company’s present shareholders, as well as to future shareholders of both the Company and NewCo. It is hoped that by allowing the operating businesses of the Transfer Assets to continue through NewCo, this will allow shareholders to continue to benefit from a strong history of capital growth and effectively unlock value for shareholders of NewCo.  At the same time, moving four control equity positions from the Company’s portfolio, along with cash assets, will allow the Company to pursue other attractive equity and debt investments, to the benefit of its shareholders.  The Company will no longer be limited in its ability to deploy capital and will be able to generate more attractive returns to its shareholders. The Proposed Transaction will allow both strands of the Company’s business to continue, without its shareholders suffering adverse tax consequences.

The terms of the Proposed Transaction, including the consideration to be paid or received, are fair and reasonable and involve no element of overreaching. The proposed transfer by the Company of the Transfer Assets to NewCo in exchange for the securities of NewCo will be based on the fair value of the Transfer Assets, which represent 67% of the Company’s investment assets as of September 30, 2014. Similarly, the NewCo stock distributed by the Company in the spin-off of NewCo will be valued based on the value of NewCo’s assets. “Value” for those purposes will be determined in accordance with the provisions of Section 2(a)(41) of the Act and Rule 2a-4 thereunder. Thus, among other things, portfolio securities of the Company transferred to NewCo will be valued in good faith by the Board of Directors. Fair value will be separately determined by Non-interested Directors of the Company.11

11 The Company and NewCo will share the costs in structuring and consummating the Proposed Transaction.

The Proposed Transaction also is consistent with the general purposes of the Act. Section 1(b)(2) declares it against the public interest when investment companies are “organized, operated, managed or their portfolio securities are selected” in the interest of, among others, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. As explained above, the Proposed Transaction is being proposed to benefit the Company and its existing shareholders, as well as future investors in the Company and NewCo. In this regard, there seems to be no greater potential for abuse in the purchase here than in transactions with “fully-owned subsidiaries” permitted by Rule 17a-3, or with the types of affiliates permitted by Rule 17a-6, each of which the Company does not need to rely on because of the availability of Rule 57b-1 for BDCs. The Proposed Transaction also comports with the policies underlying Rule 17a-8 under the Act, which exempts from Section 57(a)(2) (because of Section 57(i)) “a merger, consolidation, or purchase or sale of substantially all of the assets involving registered companies which may be affiliated persons, or affiliated persons of an affiliated person, solely by reason of having a common investment adviser, common directors, and/or common officers.” As the Commission noted in the release proposing Rule 17a-8:

When a merger involves investment companies which are affiliated persons exclusively by virtue of having a common investment adviser, directors and/or officers, no person who is responsible for evaluating and approving the terms of the transaction on behalf of the various participating investment companies would have a significant personal financial interest in improperly influencing these terms. Nonetheless, the Commission . . . believes that any exemptive rulemaking pertaining to such transactions should be conditioned upon the board of directors, including a majority of specified disinterested directors, of each participating investment company making certain determinations to ensure that the interests of the investment companies and their shareholders regarding such a transaction are not compromised, (emphasis added)

See Investment Company Act Release No. 10866 (October 3, 1979). While the Company and NewCo will be affiliated briefly because of the Company’s ownership of NewCo, such relationship is exempt from Section 57(a)(2) because of Rule 57b-1 as described above, and the only potential 57(b) affiliation after the spin-off will be of the type discussed above, i.e., a commonality of management.12  Consequently, the Proposed Transaction should be exempted, having met the same conditions as apply to transactions covered by Rule 17a-8. To that end, the Company’s Board of Directors, including a majority of the Directors who are not interested persons of the Company, will have determined:

(1)            That participation in the transactions is in the best interests of the Company; and

(2)            That the interests of existing shareholders of the Company will not be diluted as a result of its effecting the transactions.

Finally, the spin-off of NewCo presents no greater potential for abuse than other pro rata distributions, which, as discussed earlier, are excluded from Section 57(a)(2) by Rule 17a-5.

ii.	Section 57(a)(4) and Rule 17d-1

1.	Approval of the Transactions Pursuant to Rule 17d-1, as Applicable to BDCs under Section 57(i)

The Company is also requesting an Order pursuant to Section 57(i) of the Act and Rule 17d-1 thereunder. Rule 17d-1(b) provides that in determining whether to grant such an order, the Commission will consider whether the participation of the investment company in the joint transactions “is consistent with the provisions, policies and purposes of the (Investment Company) Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.”

The Company submits that the Proposed Transaction meets the standards for an order pursuant to Rule 17d-1 for much the same reasons as discussed above with respect to the request for exemption from Section 57(a)(2). The Proposed Transaction has been proposed in order to benefit the Company and its present and future shareholders, as well as NewCo and its future shareholders.

12 Mr. Armes will serve as NewCo’s Chief Executive Officer and the Chairman of its board of directors and currently serves in those same positions for the Company. In connection with the Proposed Transaction, Mr. Diehl will become the CEO of the Company.

The expenses of the Proposed Transaction will be allocated in an equitable manner. NewCo will bear the expenses of its organization and resulting compliance. The Company will bear the costs of obtaining the necessary shareholder and regulatory approvals and other transaction related costs. Costs that fall into both categories will be allocated according to net assets, after giving effect to the transfer. The Company’s bearing of the above costs is fair because the proposal is in the first instance a way of benefitting shareholders of the Company who wish to retain their investments.

The Proposed Transaction is expected to constitute a tax-free spin-off under Sections 355 and 368(a)(1)(D) of the Code.  Under such circumstances, neither the Company nor any shareholders will recognize any gain or loss of securities ownership as a result of the Proposed Transaction.  NewCo will have a basis in the Transfer Assets equal to the Company’s basis in those assets immediately prior to the contribution to NewCo.  Shareholders will allocate their basis in their shares of the Company immediately before the Proposed Transaction between their shares of the Company and the shares of NewCo based on the relative fair market value of such shares.

Finally, the Proposed Transaction will not place any of the Company, NewCo or existing shareholders of the Company in a position less advantageous than that of any other of such persons. The Company’s assets transferred to NewCo (and the shares received in return) will be based on their fair value and in accordance with the requirements of the Act. NewCo will be spun off to the Company’s shareholders on the same basis, leaving such shareholders in the same posture as before.

V.  PRECEDENTS

There is no precedent for a spin-off involving only a BDC and no registered investment company.  As a result, the Company has looked to precedent for registered investment companies.  The Proposed Transaction is similar to other exemptive relief that has been granted to registered investment companies by the Commission staff in similar circumstances. The Applicants note that for BDCs the affiliate involved in the transaction must be a 57(b) person, and the registered investment companies described in this section were unable to rely on Rule 57b-1 (whereas a BDC would be able to rely on Rule 57b-1).

a.	Sci/Tech Holdings, Inc.

In Sci/Tech Holdings,13 Sci/Tech requested an exemption from, among other things, Sections 17(a) and 17(d) and Rule 17d-1, pursuant to Section 6(c) and Section 17(b) of the Act. Sci/Tech involved the transfer by an open-end investment company of a portion of its assets to a newly-formed, wholly-owned registered investment company and the subsequent distribution of the shares of the new company to shareholders of the parent company. As in Sci/Tech, because the Company’s ownership of NewCo (other than seed capital shares) will exist for only a moment of time, there is no danger of control by one fund over another fund or the layering of costs to stockholders.

The purpose of the Sci/Tech transaction was to divide the company into two parts, with each resultant company being an investment company, investing in a specific sector: after the distribution, the legacy company would be primarily invested in the healthcare sector, and the new company would be invested primarily in the technology sector.  Additionally, in the Sci/Tech precedent, after the distribution, the shareholders were allowed to exchange shares between the legacy company and the new company. The Proposed Transaction provides for the same type of transaction involving the division of the Company’s assets through a spin-off transaction which allows the shareholders to continue to benefit from both companies.

13 Sci/Tech Holdings, Inc., et al. 1940 Act Releases Nos. 18390 (November 1, 1991) (notice of application) and 18423 (November 27, 1991) (order) (“Sci/Tech”).

b.	Chicago Milwaukee Corporation

In Chicago Milwaukee,14 the Commission granted an order in connection with a transaction wherein a registered investment company and wholly-owned subsidiaries thereof (which were also investment companies) transferred their real estate assets into a two-tier partnership structure and distributed their holdings of partnership units to the holders of common stock of the parent investment company.  The applicant in Chicago Milwaukee sought to separate two distinct businesses in which the applicant engaged, namely the management, sale, leasing and development of its real estate and its investment company business. The order was issued, among other things, approving the transactions pursuant to Section 17(d) and Rule 17d-1 and exempting the transactions from Section 17(a). In denying a request for a hearing on the application by preferred shareholders of the investment company and issuing the order, the Commission stated that: “The Commission finds that the unusual aspects of the proposed spin-off do not warrant holding a hearing because the statutory standards for the relief described herein have been satisfied. The spin-off simply represents a distribution of [the investment company’s] real estate assets to its common shareholders that was chosen by [the investment company] over alternative means of maximizing returns on those assets.”15 Similarly, in the instant situation, the Company believes that the proposed division of the Company into two separate companies should result in maximizing returns on these assets for the benefit of the Company and its shareholders.

14 Chicago Milwaukee Corporation, et al., Investment Company Act Release Nos. 17199 (October 31, 1989) (notice of application) and 17414 (April 9, 1990) (order and denial of request for a hearing) (“Chicago Milwaukee”).

15 Investment Company Act Release No. 17414.

Similar to Chicago Milwaukee, the Company is seeking to separate two distinct businesses: on the one hand, its holding of four controlling interests in industrial holding companies, and on the other, its investment activities as a BDC.  Such a separation would cause the Company’s assets to better resemble those held by a BDC and would leave NewCo with assets making it an industrial holding company.  Similar to the transaction in Chicago Milwaukee, which enabled the applicants to separate business activities that were not traditionally conducted by investment companies, the Proposed Transaction will permit NewCo to operate free from the restrictions of the Act and RIC diversification requirements, and will allow the Company to engage in investment activity commensurate with its BDC status.  Despite several characteristics which distinguish the Chicago Milwaukee transaction from the Proposed Transaction, the similarities emphasize the benefit to shareholders of the Proposed Transaction.

c.	Royce Value Trust, Inc.

The Commission granted relief similar to that described in this application to Royce Value Trust, Inc. (“Value Trust”), Royce Global Value Trust, Inc. (“Global Trust”, and together with Value Trust, the “Royce Funds”), and Royce & Associates, LLC (the “Royce Adviser”).16  Value Trust, Global Trust and Royce Adviser as joint applicants obtained an order under section 17(b) of the Act granting an exemption from section 17(a) of the Act, and under 17(d) of the Act and rule 17d-1 thereunder to permit certain joint transactions (the “Royce Application”).

Pursuant to the Royce Application, Value Trust intended to consummate a transaction substantially similar to that contemplated in this application by contributing approximately $100 million of the net assets of Value Trust to Global Trust in exchange for common shares of Global Trust, of which Value Trust owned 100% of the voting securities. Shares of Global Trust would then be distributed to the stockholders of Value Trust, as in the Proposed Transaction. Both Value Trust and Global Trust have as their primary investment objective long-term growth of capital. However, unlike the Company and NewCo, Value Trust and Global Trust have a common investment adviser, more extensively overlapping boards and different advisory fees.

16 See Investment Company Act Release No. 30500 (April 30, 2013).

Similar to the Proposed Transaction, the stated purpose of the transaction contemplated by the Royce Application was to provide Value Trust’s common stockholders with the opportunity to participate more directly in the opportunities for capital growth. Several distinctions, however, exist between the Royce Application and the Proposed Transaction.  The first is that in the Royce Application, the Royce funds were both closed-end investment companies, whereas in the Proposed Transaction, the Company is a closed-end investment company and NewCo will be an industrial holding company.  Additionally, where in the Royce Application, Value Trust and Global Trust had overlapping boards, the Company and NewCo will have wholly separate boards, except for one shared director. As a result, the shareholders are being provided even more protection in the Proposed Transaction.

d.	Gabelli Funds, LLC

The Commission granted relief similar to that contemplated in this application to Gabelli Funds, LLC and the closed-end family it advises (the “Gabelli Funds”) on three separate occasions.17 On June 28, 2007, The Gabelli Equity Trust Inc. (“Equity Trust”) effected a substantially similar transaction by contributing approximately $70 million of the net assets of Equity Trust to The Gabelli Healthcare and WellnessRX Trust (“Healthcare Trust”) in exchange for common shares of Healthcare Trust, of which Equity Trust owned 100% of the voting securities prior to the consummation of the transaction. Shares of Healthcare Trust were then distributed to stockholders of Equity Trust, as in the Proposed Transaction. Both Equity Trust and Healthcare Trust were non-diversified closed end management investment companies, and each had as their primary investment objective long-term growth of capital. Healthcare Trust and Equity Trust had a common investment adviser, Gabelli Funds, LLC, and overlapping boards.

17 See Investment Company Act Release No. 20502 (August 25, 1994); Investment Company Act Release No. 23840 (May 14, 1999); and Investment Company Act Release No. 27823 (May 22, 2007). The relief sought and the transaction structure proposed by the Company is similar to that approved in the above cited orders.

Equity Trust, Healthcare Trust and Gabelli Funds, LLC as joint applicants obtained an order under Section 17(b) of the Act granting an exemption for the distribution from Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 thereunder granting approval of certain potential joint transactions.18 Identical relief was sought and obtained in connection with the two earlier Gabelli Funds transactions.  In contrast to the Royce Funds transactions, in each of the three Gabelli Funds transactions, one of the funds paid the costs relating to the transaction.

Each newly-formed Gabelli Fund created in each transaction had a fundamental investment strategy to concentrate in one or more industries. In contrast, the distinction between the Company and NewCo is not merely industry concentration, but rather, NewCo will conduct a wholly separate business as an industrial holding company while the Company will conduct investment activities as a BDC.  Similarly, the Company will pay costs relating to the Proposed Transaction.

In addition, the Proposed Transaction will be approved by the Company’s independent board members along with the fair value of the Transfer Assets.  Furthermore, the shareholders will be given an opportunity to approve the Proposed Transaction.  The Company and NewCo will have no overlap in management or the board except for Mr. Armes.

18 See Investment Company Act Release No. 27823 (May 22, 2007).

e.	Security Equity Fund

Also of precedential value are the orders issued by the Commission, pursuant to delegated authority, in Security Equity Fund19 and Pioneer Fund.20 In each of those situations, the investment company sought to establish a wholly-owned subsidiary investment company to be funded initially over a six month period by transfers to the subsidiary of 10% of the net assets of the parent (consisting primarily of portfolio securities) and thereafter, by a monthly transfer of 20% of the net proceeds of sales of the parent’s shares during the preceding month. The subsidiary was then to be spun-off as a stock dividend to shareholders of the parent on a pro rata basis five years after the subsidiary’s commencement, or earlier if the subsidiary reached a specified asset level.21  The reason for the establishment of the subsidiary was to give shareholders the opportunity to invest in a smaller investment company that, in turn, would be able to concentrate more of its investments in smaller companies. The Commission granted exemptions from Sections 12(d)(1) and 17(a) with respect to the establishment and operation of the subsidiary, including the proposed asset transfers, and approved of the arrangement pursuant to Rule 17d-1. The terms of the Proposed Transaction were substantially the same as those proposed by the Company.

The assets transferred were valued at the fair value last computed preceding the transfer, and the transactions also resulted in no material adverse tax consequences (although the reasons therefor were different). It is true that the investment advisers in both Security Equity and Pioneer paid the costs of obtaining shareholder and regulatory approval (and, in Pioneer, certain organizational costs of the subsidiary).22 However, the Directors of the Company in the present case will have determined the transactions to be in the best interests of the Company’s shareholders and Mr. Armes will recuse himself from voting on the Proposed Transaction. Those determinations will include consideration of the allocation of expenses. As described above, under the peculiar circumstances of this case it is fair that the Company pay the cost of obtaining the approvals.

19 Security Equity Fund, et al., Investment Company Act Release Nos. 14311 (January 17, 1985) (notice of application) and 14348 (February 1, 1985) (order) (“Security Equity”)

20 Pioneer Fund, Inc., et al., Investment Company Act Release Nos. 13863 (April 3, 1984) (notice of application) and 13932 (May 2, 1984, amended May 9, 1984) (order) (“Pioneer Fund”)

21 In the case of Pioneer Fund, it was later determined not to proceed with the spin-off. See the no-action letter in Pioneer Fund, et al., (pub. avail. May 15, 1989)

22 Another distinction is that, whether because of different state law requirements concerning shareholder voting or for some other reason, those transactions were conditioned upon prior approval by at least 75% of shareholders. In the instant situation an affirmative vote of at least two-thirds of the outstanding shares is needed.

Moreover, it is important to note that the Company’s shareholders in the instant proposal will receive a more immediate benefit than did the shareholders in Security Equity and Pioneer. In the latter two situations, shareholders had to wait up to five years to benefit directly from the establishment of the subsidiary involved. That delay also presented more clearly issues under the applicable provisions of the Act. In contrast, the Company’s shareholders will receive shares in NewCo immediately following the Proposed Transaction. Thus, the Company submits that those orders support the relief described herein. In addition, the Company notes that Rule 17a-8, discussed above, contains no conditions regarding the bearing of costs by any party, including an investment adviser, with whom the investment companies engaging in the exempted transaction may be affiliated.

VI.  CONCLUSION

On the basis of the foregoing, the Company respectfully requests exemptive relief (i) pursuant to Section 57(c) of the Act granting an exemption from Section 57(a)(2) of the Act, and (ii) pursuant to Rule 17d-1 under the Act, as made applicable to BDCs by Section 57(i), granting an exemption from Section 57(a)(4) of the Act.

VII.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Joseph B. Armes
President and Chief Executive Officer
Capital Southwest Corporation
5400 Lyndon B. Johnson Freeway, Suite 1300
Dallas, Texas 75240
 (972) 233-8242

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Cynthia M. Krus, Esq.
Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980
(202) 383-0218

B.	Authorization

The verifications required by Rule 0-2(d) of the Act are attached hereto as Exhibit A.

Pursuant to Rule 0-2 under the Act, each Applicant declares that this Application for a Commission order is signed by Joseph B. Armes as President and Chief Executive Officer of each Applicant pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws or Certificate of Formation and Limited Liability Company Agreement of each Applicant, or pursuant to the resolutions attached hereto as Exhibit B.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 2nd day of December, 2014.

CAPITAL SOUTHWEST CORPORATION

By:	/s/ Joseph B. Armes
Name: Joseph B. Armes
Title: President and Chief Executive Officer

CAPITAL SOUTHWEST VENTURE CORPORATION

By:	/s/ Joseph B. Armes
Name: Joseph B. Armes
Title: President and Chief Executive Office

CAPITAL SOUTHWEST MANAGEMENT CORPORATION

By:	/s/ Joseph B. Armes
Name: Joseph B. Armes
Title: President and Chief Executive Office

CSWC NEWCO CORP.

By:	/s/ Joseph B. Armes
Name: Joseph B. Armes
Title: President and Chief Executive Office

Exhibit A
VERIFICATION

The undersigned states that he has duly executed the attached Application for an order under Sections 57(c) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated December 2, 2014 for and on behalf of Capital Southwest Corporation, Capital Southwest Venture Corporation, Capital Southwest Management Corporation and CSWC Newco Corp., and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken.  The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

CAPITAL SOUTHWEST CORPORATION

By:	/s/ Joseph B. Armes
Name: Joseph B. Armes
Title: President and Chief Executive Officer

CAPITAL SOUTHWEST VENTURE CORPORATION

By:	/s/ Joseph B. Armes
Name: Joseph B. Armes
Title: President and Chief Executive Office

CAPITAL SOUTHWEST MANAGEMENT CORPORATION

By:	/s/ Joseph B. Armes
Name: Joseph B. Armes
Title: President and Chief Executive Office

CSWC NEWCO CORP.

By:	/s/ Joseph B. Armes
Name: Joseph B. Armes
Title: President and Chief Executive Office

Exhibit B

Resolutions of Board of Directors of
Capital Southwest Corporation

WHEREAS, the Board of Directors has reviewed the Company’s Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 57(c) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(2) or Section 57(a)(4) of the 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President, Chief Compliance Officer & Secretary, and the Chief Financial Officer of the Company (collectively, the “Authorized Officers”).

Exhibit C
Capital Southwest Corporation
Schedule of Investment as of September 30, 2014

CAPITAL SOUTHWEST CORPORATION Investment Securities at 9/30/14

		Cost		Value
		9/30/14 Cost	Cum Cost	9/30/14 Value	% Total	Cum Value	Cum %
1	The RectorSeal Corporation	$52,600	$52,600	$311,400,000	50.5%	$311,400,000	50.5%
2	The Whitmore Manufacturing Company	1,600,000	1,652,600	89,400,000	14.5%	400,800,000	65.0%
3	Alamo Group Inc.	2,007,263	3,659,863	81,273,726	13.2%	482,073,726	78.2%
4	Encore Wire Corporation	3,790,949	7,450,812	35,489,567	5.8%	517,563,293	84.0%
5	Media Recovery, Inc.	5,415,000	12,865,812	25,900,000	4.2%	543,463,293	88.2%
6	Trax Holdings, Inc.	9,000,000	21,865,812	20,900,000	3.4%	564,363,293	91.6%
7	KBI Biopharma, Inc.	5,000,000	26,865,812	8,300,000	1.3%	572,663,293	92.9%
8	Deepwater Corrosion Service, Inc.	8,000,000	34,865,812	8,032,000	1.3%	580,695,293	94.2%
9	CapStar Holdings Corporation	4,703,619	39,569,431	7,428,000	1.2%	588,123,293	95.4%
10	TitanLiner, Inc.	5,950,000	45,519,431	7,156,000	1.2%	595,279,293	96.6%
11	Balco, Inc.	624,920	46,144,351	4,800,000	0.8%	600,079,293	97.4%
12	BankCap Partners Fund I, L.P.	5,071,514	51,215,865	4,605,000	0.7%	604,684,293	98.1%
13	Altantic Capital Bancshares, Inc.	3,000,000	54,215,865	3,504,000	0.6%	608,188,293	98.7%
14	Ballast Point Ventures II, L.P.	2,334,790	56,550,655	3,137,000	0.5%	611,325,293	99.2%
15	Wellogix, Inc.	5,000,000	61,550,655	1,900,000	0.3%	613,225,293	99.5%
16	BOXX Technologies, Inc.	1,500,000	63,050,655	1,420,000	0.2%	614,645,293	99.7%
17	iMemories, Inc.	6,266,479	69,317,134	522,000	0.1%	615,167,293	99.8%
18	Instawares Holding Company, LLC	5,000,000	74,317,134	475,000	0.1%	615,642,293	99.9%
19	CapitalSouth Partners Fund III, L.P.	467,457	74,784,591	277,000	0.0%	615,919,293	99.9%
20	Humac Company	-	74,784,591	242,000	0.0%	616,161,293	100.0%
21	First Capital Group of Texas III, L.P.	778,895	75,563,486	117,000	0.0%	616,278,293	100.0%
22	STARTech Seed Fund II	678,621	76,242,107	74,000	0.0%	616,352,293	100.0%
23	Diamond State Ventures, L.P.	-	76,242,107	16,000	0.0%	616,368,293	100.0%
		$76,242,107		$616,368,293	100.0%